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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1


                                       TO

                                 SCHEDULE 14D-9

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                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                ULTRA PAC, INC.
                           (Name of Subject Company)

                                ULTRA PAC, INC.
                     (Names of Person(s) Filing Statement)

                   COMMON STOCK, NO PAR VALUE (INCLUDING THE
                  ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                     903886
                     (Cusip Number of Class of Securities)

                                CALVIN S. KRUPA
                CHAIRMAN, CHIEF EXECUTIVE OFFICER, AND PRESIDENT
                           21925 INDUSTRIAL BOULEVARD
                            ROGERS, MINNESOTA 55374
                                 (612) 428-8340
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                WITH A COPY TO:

        FRANK I. HARVEY, ESQ.              HERBERT S. WANDER, ESQ.
        LARKIN HOFFMAN DALY                DAVID J. KAUFMAN, ESQ.
          & LINDGREN, LTD.                 KATTEN MUCHIN & ZAVIS
        7900 XERXES AVENUE SOUTH           525 WEST MONROE
        SUITE 1500                         SUITE 1600
       BLOOMINGTON, MINNESOTA 55431       CHICAGO, ILLINOIS 60661-3693
        (612) 835-3800                     (312) 902-5200

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                                  INTRODUCTION



     Ultra Pac, Inc. ("Ultra Pac") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as filed on March 26, 1998 (the "Schedule 14D-9"), with respect to the tender offer made by Package Acquisition, Inc., an indirect wholly-owned subsidiary of Ivex Packaging Corporation ("Ivex"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.



     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



     Regulatory Filing. Pursuant to Section 3.7(b) of the Merger Agreement, on April 1, 1998, Ultra Pac filed its Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Ivex filed a Notification and Report Form with respect to the Offer on March 31, 1998. Under the provisions of the HSR Act applicable to the Offer, the purchase of shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the Ivex filing under such HSR Act. Accordingly, assuming the filing made by Ivex was not deficient, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on April 15, 1998, unless Ivex receives a request for additional information or documentary material or the Antitrust Division and the Federal Trade Commission terminate the waiting period prior thereto.

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                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          ULTRA PAC INC.

                                          By:     /s/ CALVIN S. KRUPA
                                          --------------------------------------
                                          Name: Calvin S. Krupa
                                          Title: Chairman, Chief Executive
                                          Officer and President


Dated: April 1, 1998


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